Exhibit 99.1

ANOTHER RECORD QUARTER
SUSTAINING UPWARD REVISED YEAR-END OUTLOOK

•Net revenues of Euro 1,544 million, up 23.5% versus prior year, with total shipments of 3,459 units up 8.5% versus Q3 2022
•Adjusted EBIT(1) of Euro 423 million, up 41.6% versus prior year, with adjusted EBIT(1) margin of 27.4%
•Adjusted net profit(1) of Euro 332 million and adjusted diluted EPS(1) at Euro 1.82
•Adjusted EBITDA(1) of Euro 595 million, up 37.0% versus prior year, with adjusted EBITDA(1) margin of 38.6%
•Industrial free cash flow(1) generation of Euro 301 million

“Another record quarter with profit growth driven by an even richer mix and by the continuing appeal of personalizations leading us to increase year-end guidance. The order book remains at highest levels reflecting strong demand across all geographies, covering the entire 2025,” said Benedetto Vigna, Ferrari Chief Executive Officer. “Our brand’s uniqueness has once again contributed to this success, informing everything we do - from car launches, including the latest 296 Challenge and 499P Modificata, to the exclusive experiences we offer our clients, such as the Ferrari Gala recently held in New York and the Finali Mondiali at Mugello circuit”.

For the three months ended				(In Euro million,	For the nine months ended
September 30,				unless otherwise stated)	September 30,
2023	2022	Change			2023	2022	Change
3,459	3,188	271	9%	Shipments (in units)	10,418	9,894	524	5%
1,544	1,250	294	24%	Net revenues	4,447	3,727	720	19%
423	299	124	42%	EBIT / Adj. EBIT(1)	1,245	929	316	34%
27.4%	23.9%	350 bps		EBIT / Adj. EBIT(1) margin	28.0%	24.9%	310 bps
332	228	104	46%	Net profit / Adj. net profit(1)	963	718	245	34%
1.82	1.24	0.58	47%	Basic EPS (in Euro) / Adj. basic EPS(1) (in Euro)	5.28	3.90	1.38	35%
1.82	1.23	0.59	48%	Diluted EPS (in Euro) / Adj. diluted EPS(1) (in Euro)	5.28	3.88	1.40	36%
595	435	160	37%	EBITDA(1) / Adj. EBITDA(1)	1,721	1,304	417	32%
38.6%	34.8%	380 bps		EBITDA(1) / Adj. EBITDA(1) margin	38.7%	35.0%	370 bps

1    Refer to specific paragraph on non-GAAP financial measures. The term EBIT is used as a synonym for operating profit. There were no adjustments impacting EBITDA, EBITDA margin, EBIT, EBIT margin, Net profit, Basic EPS and Diluted EPS in the periods presented.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), November 2, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(2) for the third quarter and nine months ended September 30, 2023.

Shipments(3)(4)

For the three months ended				Shipments	For the nine months ended
September 30,				(units)	September 30,
2023	2022	Change			2023	2022	Change
1,398	1,291	107	8%	EMEA	4,570	4,431	139	3%
1,096	905	191	21%	Americas(5)	2,927	2,616	311	12%
395	431	(36)	(8%)	Mainland China, Hong Kong and Taiwan(6)	1,130	1,074	56	5%
570	561	9	2%	Rest of APAC	1,791	1,773	18	1%
3,459	3,188	271	9%	Total Shipments	10,418	9,894	524	5%

Shipments totaled 3,459 units in Q3 2023, up 271 units versus the prior year, serving a very solid order book and reflecting volumes, geographic and product allocation plans by quarter. As a result, EMEA(4) increased by 8.3%, Americas(4) was up 21.1%, Mainland China, Hong Kong and Taiwan decreased by 36 units and Rest of APAC(4) was almost flat versus the prior year quarter.
Deliveries in the quarter were driven by the 296 and the SF90 families, while the F8 Spider was approaching the end of lifecycle. In the quarter the 812 Competizione A and the Purosangue were in ramp up phase, and the allocations of the Daytona SP3 continued as planned.
The product portfolio in the quarter included nine internal combustion engine (ICE)(7) models and four hybrid engine models. Hybrid deliveries reached 51.0% of total shipments in the quarter.

2    These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
3    Excluding the XX Programme, racing cars, one-off and pre-owned cars
4    EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and the other European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia
5 Of which 935 units in Q3 2023 (+25.7% vs Q3 2022) and 2,497 units in 9M 2023 (+11.8% vs 9M 2022) in the United States of America
6 Of which 342 units in Q3 2023 (-11.4% vs Q3 2022) and 929 units in 9M 2023 (+4.3% vs 9M 2022) in Mainland China
7    It includes one ICE track car model

Total net revenues

For the three months ended				(Euro million)	For the nine months ended
September 30,					September 30,
		Change					Change
2023	2022	at constant			2023	2022	at constant
		currency					currency
1,330	1,053	26%	29%	Cars and spare parts(8)	3,830	3,156	21%	21%
145	127	14%	13%	Sponsorship, commercial and brand(9)	422	362	16%	14%
28	41	(33%)	(33%)	Engines(10)	88	119	(26%)	(26%)
41	29	40%	46%	Other(11)	107	90	18%	20%
1,544	1,250	24%	26%	Total net revenues	4,447	3,727	19%	19%

Net revenues for Q3 2023 were Euro 1,544 million, up 23.5% or 25.8% at constant currency(1).
Revenues from Cars and spare parts(8) were Euro 1,330 million (up 26.5% or 29.1% at constant currency(1)), thanks to higher volumes, richer product mix and country mix, as well as the increased contribution from personalizations and pricing.
Sponsorship, commercial and brand(9) revenues reached Euro 145 million, up 13.8% or 13.4% at constant currency(1) mainly attributable to new sponsorships and the better prior year Formula 1 ranking.
The decrease in Engines(10) revenues (Euro 28 million, down 33.0%, also at constant currency(1)) was attributable to lower shipments to Maserati, as the 2023 contract expiration gets closer.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a negative net impact of Euro 36 million, mostly related to Chinese Yuan, Japanese Yen and US Dollar.

8     Includes net revenues generated from shipments of our cars, any personalization generated on cars, as well as sales of spare parts
9     Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements, our share of the Formula 1 World Championship commercial revenues, and net revenues generated through the Ferrari brand, including fashion collection, merchandising, licensing and royalty income
10     Includes net revenues generated from the sale of engines to Maserati for use in their cars and from the rental of engines to other Formula 1 racing teams
11 Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities

Adjusted EBITDA(1) and Adjusted EBIT(1)

For the three months ended				(Euro million)			For the nine months ended
September 30,				September 30,
		Change					Change
2023	2022	at constant			2023	2022	at constant
		currency					currency
595	435	37%	40%	EBITDA(1) / Adj. EBITDA(1)	1,721	1,304	32%	29%
423	299	42%	45%	EBIT / Adj. EBIT(1)	1,245	929	34%	29%

Q3 2023 Adjusted EBITDA(1) reached Euro 595 million, up 37.0% versus the prior year and with an Adjusted EBITDA(1) margin of 38.6%.
Q3 2023 Adjusted EBIT(1) was Euro 423 million, increased 41.6% versus the prior year and with an Adjusted EBIT(1) margin of 27.4%.
Volume was positive (Euro 33 million), reflecting the shipments increase versus the prior year.
The Mix / price variance performance was very strong and positive (Euro 170 million), mainly reflecting the enrichment of the product mix, sustained by the Daytona SP3, the 812 Competizione and the SF90 families, the positive country mix driven by Americas, as well as the increased contribution from personalizations and pricing.
Industrial costs / research and development expenses increased (Euro 63 million), mainly due to higher depreciation and amortization as well as raw materials cost inflation.
SG&A also grew (Euro 10 million) mainly reflecting the development of the Company’s organization and its digital infrastructure.
Other changes were positive (Euro 17 million), mainly reflecting higher commercial revenues from a better prior year Formula 1 ranking and new sponsorships.

Financial income, net contributed positively for approximately Euro 3 million thanks to higher yields on liquidity, realized gains on bond cash tender executed in the quarter and overall net foreign exchange impact.
The tax rate in the quarter was approximately 22%, mainly reflecting the estimate of the benefit attributable to the Patent Box, the Allowance for Corporate Equity (ACE)(12) and tax incentives for eligible research and development costs and investments.
As a result, the Adjusted Net profit(1) for the quarter was Euro 332 million, up 45.7% versus the prior year, and the Adjusted diluted earnings per share(1) for the quarter reached Euro 1.82, compared to Euro 1.23 in Q3 2022.
Industrial free cash flow(1) for the quarter was strong at Euro 301 million, driven by the increased Adjusted EBITDA(1), partially offset by capital expenditures(13) of Euro 205 million and the increase in working capital, provisions and other of Euro 80 million.
Net Industrial Debt(1) as of September 30, 2023 was Euro 233 million, compared to Euro 331 million as of June 30, 2023, also reflecting share repurchases of Euro 194 million. As of September 30, 2023, total available liquidity was Euro 1,612 million (Euro 1,710 million as of June 30, 2023), including undrawn committed credit lines of Euro 600 million.

12    Also known as Notional Interest Deduction - NID
13 Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases

Upward revised 2023 guidance, based on the following assumptions for the year:
•Strong product mix and personalizations higher than initially expected
•Better revenues from racing activities
•Continuing cost inflation
•Increasing depreciation and amortization in line with the start of production of new models
•Industrial free cash flow generation sustained by strong profitability, partially offset by disciplined capital expenditures and negative change in working capital

(€B, unless otherwise stated)	2022A	PREVIOUS 2023 GUIDANCE	UPWARD REVISED 2023 GUIDANCE
NET REVENUES	5.1	~5.8	~5.9
ADJ. EBIT (margin %)	1.23 24.1%	1.51-1.54 >26%	≥1.57 ≥26.5%
ADJ. DILUTED EPS (€)	5.09(14)	6.25-6.40(14)	≥6.55(14)
ADJ. EBITDA (margin %)	1.77 34.8%	2.19-2.22 ~38%	≥2.25 ≥38%
INDUSTRIAL FCF	0.76	~0.90	>0.90

Q3 2023 highlights:
•Scuderia Ferrari renewed its multi-year partnership with sports company PUMA, which will become its Premium Partner starting from next year. In the next years PUMA will also continue to be the licensing partner for Ferrari-branded products and the supplier of the Formula 1 team and race wear for Ferrari.

Subsequent Events:
•A three-day exhibition hosting ca. 130,000 visitors at New York City’s Hudson Yards complex culminated in an exclusive charity auction during the Ferrari Gala, which took place on October 17, 2023 and gathered the Ferrari community together for a charity auction that raised over USD 7 million. The funds will be devoted to projects supporting education in the community.
•At the Finali Mondiali, which took place at the Mugello Circuit between October 24 and 30, Ferrari presented the 296 Challenge and the 499P Modificata. Derived from the 296 GTB, the 296 Challenge introduces substantial modifications on the power unit, aero and vehicle dynamics fronts, all aimed at guaranteeing maximum performance on the track. The 499P Modificata is a strictly limited-series car for non-competitive track use, derived from the 499P that triumphed in the Centenary edition of the 24 Hours of Le Mans last June 2023.
•Under the third tranche of the new multi-year common share repurchase program announced on June 30, 2022, from October 2, 2023 to October 20, 2023 the Company purchased 17,957 common shares for a total consideration of Euro 5.2 million and completed the third tranche of the program. At October 20, 2023 the Company held in treasury an aggregate of 13,258,742 common shares equal to 5.16% of the total issued share capital including the common shares

14    Calculated using the weighted average diluted number of common shares as of December 31, 2022 (183,072 thousand)

and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 World Championship in 1950 through the present, Scuderia Ferrari has won 243 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.
Forward Looking Statements
This document, and in particular the section entitled “Upward revised 2023 guidance”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the performance of the Group’s racing teams, the expenses the Group incurs for and commercial revenues the Group generates from racing, as well as the popularity of motor sports more broadly; the Group’s ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including hybrid and electric, more broadly into its car portfolio over time and to make appealing designs for its new models; the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to its products, as well as possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; increases in costs, disruptions of supply or shortages of components and raw materials; global economic conditions, macro events, pandemics and conflicts, including the ongoing conflict between Russia and Ukraine and the more recent hostilities between Israel and Hamas; changes in the general economic environment (including changes in some of the markets in which the Group operates) and changes in demand for luxury goods, including high performance luxury cars, demand for which is highly volatile; the Group’s ability to successfully carry out its low volume / controlled growth strategy in the markets the Group is present; the Group’s ability to preserve its relationship with the automobile collector and enthusiast community; competition in the luxury performance automobile industry; changes in client preferences and automotive trends; disruptions at the Group’s manufacturing facilities in Maranello and Modena; climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks, including on its in-vehicle technology; reliance upon a number of key members of executive management and employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depends for sales and services; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; product warranties, product recalls, and liability claims; the performance of the Group’s lifestyle activities; the Group’s continued compliance with customs regulations of various jurisdictions; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; labor relations and collective bargaining agreements; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the Group’s ability to service and refinance its debt; exchange rate fluctuations, interest rate changes, credit risk and other market risks; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2023	2022		2023	2022
205	198	Capital expenditures(13)	553	496
103	94	of which capitalized development costs(15) (A)	323	288
129	117	Research and development costs expensed (B)	381	387
232	211	Total research and development (A+B)	704	675
92	65	Amortization of capitalized development costs (C)	248	176
221	182	Research and development costs as recognized in the consolidated income statement (B+C)	629	563

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

15    Capitalized as intangible assets

Key performance metrics and reconciliations of NON-GAAP financial measures

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2023	2022		2023	2022
1,544	1,250	Net revenues	4,447	3,727
779	655	Cost of sales	2,216	1,922
119	107	Selling, general and administrative costs	346	300
221	182	Research and development costs	629	563
4	8	Other expenses/(income), net	15	18
2	1	Results from investments	4	5
423	299	EBIT/Adjusted EBIT	1,245	929
(3)	14	Financial expenses/(income), net	10	32
426	285	Profit before taxes	1,235	897
94	57	Income tax expenses	272	179
22%	20%	Effective tax rate	22%	20%
332	228	Net profit / Adjusted net profit	963	718
1.82	1.24	Basic / Adjusted basic EPS (€)	5.28	3.90
1.82	1.23	Diluted / Adjusted diluted EPS (€)	5.28	3.88
595	435	EBITDA / Adjusted EBITDA	1,721	1,304
586	424	of which EBITDA (Industrial activities only)	1,695	1,272

Total net revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
	2023			2023
2023	at constant		2023	at constant
	currency			currency
1,330	1,386	Cars and spare parts	3,830	3,881
145	150	Sponsorship, commercial and brand	422	426
28	28	Engines	88	88
41	43	Other	107	108
1,544	1,607	Total net revenues	4,447	4,503

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
	2023			2023
2023	at constant		2023	at constant
	currency			currency
595	645	Adjusted EBITDA	1,721	1,760
423	473	Adjusted EBIT	1,245	1,284

EBITDA is defined as net profit before income tax expense, financial expenses/(income), net and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2023	2022	Change		2023	2022	Change
332	228	104	Net profit	963	718	245
94	57	37	Income tax expense	272	179	93
(3)	14	(17)	Financial expenses/(income), net	10	32	(22)
172	136	36	Amortization and depreciation	476	375	101
595	435	160	EBITDA	1,721	1,304	417
-	-	-	Adjustments	-	-	-
595	435	160	Adjusted EBITDA	1,721	1,304	417

Adjusted Earnings Before Interest and Taxes or “Adjusted EBIT” represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2023	2022	Change		2023	2022	Change
423	299	124	EBIT	1,245	929	316
-	-	-	Adjustments	-	-	-
423	299	124	Adjusted EBIT	1,245	929	316

Adjusted Net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2023	2022	Change		2023	2022	Change
332	228	104	Net profit	963	718	245
-	-	-	Adjustments	-	-	-
332	228	104	Adjusted net profit	963	718	245

Basic and diluted EPS(16) are determined as per the table here below. Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million, unless otherwise stated)	For the nine months ended
September 30,				September 30,
2023	2022	Change		2023	2022	Change
330	226	104	Net profit attributable to the owners of the Company	959	713	246
181,046	182,688		Weighted average number of common shares (thousand)	181,432	183,068
1.82	1.24	0.58	Basic EPS (in Euro)	5.28	3.90	1.38
-	-	-	Adjustments	-	-	-
1.82	1.24	0.58	Adjusted basic EPS (in Euro)	5.28	3.90	1.38
181,315	182,992		Weighted average number of common shares for diluted earnings per common share (thousand)	181,701	183,372
1.82	1.23	0.59	Diluted EPS (in Euro)	5.28	3.88	1.40
-	-	-	Adjustments	-	-	-
1.82	1.23	0.59	Adjusted diluted EPS (in Euro)	5.28	3.88	1.40

16    For the three and nine months ended September 30, 2023 and 2022 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested)

Net Industrial Debt, defined as total Debt less Cash and Cash Equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	Sept. 30, 2023	Jun. 30, 2023	Mar. 31, 2023	Dec. 31, 2022
Debt	(2,542)	(2,681)	(2,708)	(2,812)
of which leased liabilities as per IFRS 16 (simplified approach)	(81)	(68)	(67)	(57)
Cash and Cash Equivalents	1,012	1,110	1,441	1,389
Net Debt	(1,530)	(1,571)	(1,267)	(1,423)
Net Debt of Financial Services Activities	(1,297)	(1,240)	(1,214)	(1,216)
Net Industrial Debt	(233)	(331)	(53)	(207)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2023	2022		2023	2022
481	386	Cash flow from operating activities	1,190	973
(205)	(198)	Investments in property, plant and equipment and intangible assets(13)	(553)	(496)
276	188	Free Cash Flow	637	477
(25)	(31)	Free Cash Flow from Financial Services Activities	(71)	(120)
301	219	Free Cash Flow from Industrial Activities(17)	708	597

17    Free cash flow from industrial activities for the nine months ended September 30, 2023 includes Euro 1 million related to dividends to withholding taxes and dividends to NCI, which are expected to be paid in the following quarters. Free cash flow from industrial activities for the nine months ended September 30, 2022 included Euro 1 million related to withholding taxes and dividends to NCI, which were paid in the following quarters.

On November 2, 2023, at 3:00 p.m. CET, management will hold a conference call to present the Q3 2023 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website https://www.ferrari.com/en-EN/corporate/investors. The supporting document will be made available on the website prior to the call.